Northeast Utilities Service Company
401K Plan

Together With the Report of Independent Registered Public

Accounting Firm

Financial Statements
As of and For The Years Ended December 31, 2005 and 2004

Supplemental Schedule

As of December 31, 2005

NORTHEAST UTILITIES SERVICE COMPANY 401K PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 2005 AND 2004:

  Statements of Net Assets Available for Benefits

                    2

  Statements of Changes in Net Assets Available for Benefits

       3

  Notes to Financial Statements

                 4-12

SUPPLEMENTAL SCHEDULE AS OF
  DECEMBER 31, 2005 -

   Schedule I:  Schedule H - Line 4(i) - Schedule of Assets (Held at End of Year)
     as of December 31, 2005

      13

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Northeast Utilities Service Company 401(k) Plan

Berlin, Connecticut

We have audited the accompanying statements of net assets available for benefits of Northeast Utilities Service Company 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental Schedule of Assets (Held at Year End) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/	Deloitte & Touche LLP
Deloitte & Touche LLP

Hartford, Connecticut

June 28, 2006

NORTHEAST UTILITIES SERVICE COMPANY 401K PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

ASSETS:	2005	2004
Investments, at fair value except as noted:
Registered investment companies	$ 504,423,243	$ 480,427,181
Contract with insurance company, at contract value	384,113,660	350,109,653
ESOP allocated Northeast Utilities common shares	113,446,199	106,971,725
ESOP unallocated Northeast Utilities common shares	39,830,999	49,256,577
Northeast Utilities Common Shares Fund	27,979,112	28,439,532
Investment held by Brokerage Link	5,367,755	4,220,977
Loans receivable	10,206,286	10,115,807
Cash and cash equivalents	1,112,105	636,783
Total investments	1,086,479,359	1,030,178,235

Receivables:
Employee contributions receivable	1,578,107	-
Employer contributions receivable	417,677	-
Receivable from Northeast Utilities	12,303,030	12,023,420
Total receivables	14,298,814	12,023,420

Total assets	1,100,778,173	1,042,201,655

LIABILITIES:
Notes payable to Northeast Utilities	50,005,907	62,029,321
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,050,772,266	$ 980,172,334

See notes to financial statements.

NORTHEAST UTILITIES SERVICE COMPANY 401K PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS:
Employee contributions (including rollover contributions)	$ 44,912,084	$ 40,320,934
Employer contributions	3,736,166	3,651,944
Employer contributions - ESOP	11,180,731	12,028,032
Total contributions	59,828,981	56,000,910

Net appreciation in the fair value of investments	18,945,976	25,289,203
Interest and dividend income	51,757,295	33,922,612
Total additions	130,532,252	115,212,725

DEDUCTIONS:
Distributions to participants	(55,640,016)	(49,035,428)
Interest expense	(4,264,016)	(5,288,575)
Administrative expenses	(28,288)	(27,360)
Total deductions	(59,932,320)	(54,351,363)
NET INCREASE	70,599,932	60,861,362

NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF YEAR	980,172,334	919,310,972

NET ASSETS AVAILABLE FOR BENEFITS,
END OF YEAR	$ 1,050,772,266	$ 980,172,334

See notes to financial statements.

NORTHEAST UTILITIES SERVICE COMPANY 401K PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.

PLAN DESCRIPTION

The following is a general description of the Northeast Utilities Service Company 401K Plan (the "Plan").  Participants should refer to the Plan document for a more complete description.

General - Northeast Utilities Service Company ("NUSCO"), on its behalf and that of other participating subsidiaries of Northeast Utilities ("NU") (together, the "Company"), established the Plan on January 1, 1985, to provide a convenient method for Company employees to save on a regular and long-term basis.  Effective January 1, 2006, the Plan was amended and restated for several items including an enhanced defined contribution feature (see Note 9).  The Plan is a defined contribution plan which consists of two components: a profit-sharing plan qualified under Section 401(a) of the Internal Revenue Code ("IRC") with a cash or deferred arrangement under Section 401(k) of the IRC, and an Employee Stock Ownership Plan ("ESOP") within the meaning of Section 4975(e)(7) of the IRC designed to invest primarily in NU common shares and intended to qualify under Section 401(a) of the IRC as a stock bonus plan.  The participants have the option of receiving distributions upon retirement or termination of employment in the form of cash, in-kind rollovers for Fidelity mutual funds, or NU common shares, or in cash through in-service withdrawals of certain amounts.

Under the Plan, employees may authorize payroll deductions for contributions to the Plan, for which a matching contribution is provided in NU common shares and cash (see Contributions).  The allocation of NU common shares to the ESOP portion of a participant’s account occurs following payments on the ESOP loans (see Note 7) which results in the release of shares from the ESOP suspense account.  All contributions are made to the Fidelity Management Trust Company, as Trustee.  Except for amounts used to make payments on the ESOP loans, contributions are invested according to individual employee direction.  Investment options available at December 31, 2005 were as follows:

1.

NU common share units (NU Common Shares Fund)

2.

A fixed income option with State Street Bank and Trust Company

3.

Fidelity Growth Company Fund

4.

Fidelity Growth and Income Fund

5.

Fidelity Magellan Fund

6.

Fidelity Spartan U.S. Equity Index Fund

7.

Fidelity Low-Priced Stock Fund

8.

Fidelity Mid-Cap Stock Fund

9.

Fidelity Freedom Income Fund

10.

Fidelity Freedom 2000 Fund

11.

Fidelity Freedom 2010 Fund

12.

Fidelity Freedom 2020 Fund

13.

Fidelity Freedom 2030 Fund

14.

Fidelity Freedom 2040 Fund

15.

A self directed Brokerage Link account

16.

Frank Russell Global Balanced Fund

17.

Frank Russell Small Cap Fund

18.

Morgan Stanley International Equity Fund

19.

Morgan Stanley Emerging Markets Portfolio

20.

Lord Abbett Developing Growth Fund

21.

Lord Abbett High Yield Fund

22.

Lord Abbett Mid-Cap Value Fund

23.

Hartford Dividend and Growth HLS Fund

In addition to NUSCO, the plan sponsor, active participating companies of the Plan (the "Employers") at December 31, 2005 were as follows:

1.

The Connecticut Light and Power Company

2.

Public Service Company of New Hampshire

3.

Western Massachusetts Electric Company

4.

Yankee Energy System, Inc.

5.

Yankee Gas Services Company

6.

Yankee Energy Services Company

7.

Select Energy, Inc.

8.

Select Energy New York, Inc.

9.

Select Energy Contracting, Inc. (Connecticut Division)

10.

Select Energy Services, Inc.

11.

Northeast Generation Services Company

12.

Woods Electrical Company, Inc. (since September of 2002)

13.

NGS Mechanical, Inc. (since December of 2002)

ESOP Trust - Effective March 9, 1992, the Plan was amended to provide for the addition of an ESOP trust and for a new benefit using ESOP shares.  The Plan acquired approximately 7.6 million NU common shares (ESOP I Shares for the ESOP Trust) from NU using the proceeds from a $175 million loan from NU, and approximately 3.2 million additional NU common shares (ESOP II Shares for the ESOP Trust) from NU using the proceeds of a $75 million loan from NU (see Note 7).  Two-thirds of the employer matching contributions to participants are used to make payments on the loans from NU, permitting the allocation of ESOP shares to those participants’ accounts in lieu of cash employer matching contributions.  The dividends received on the unallocated ESOP shares are used to pay the principal and/or interest on the loan from NU.  Unless at least 55 years of age with at least 5 years of credited service, participants may not direct the reinvestment of these shares except as may be required to meet IRC requirements or for purposes of an in-service withdrawal.

TRAESOP/PAYSOP - On March 9, 1992, the Plan was amended to provide for the merger into the Plan of the Northeast Utilities Service Company Tax Reduction Act Employee Stock Ownership Plan ("TRAESOP") and the Northeast Utilities Service Company Payroll-Based Employee Stock Ownership Plan ("PAYSOP"), which were two ESOPs for which the applicable tax credits had expired.  Participants’ accounts under the TRAESOP and PAYSOP are maintained as separate participant accounts under the Plan.

Dividends on NU common shares held in TRAESOP/PAYSOP accounts are paid in cash to the participant (if the participant so elected pursuant to a one-time election in 1992), used to make payments on ESOP loans or used to purchase NU common shares in the open market for the accounts of participants under the Plan.  As dividends are used to make payments on either of the ESOP loans, ESOP shares are released for allocation to participants’ accounts.  Payments on either of the ESOP loans may be made with employer matching contributions under the Plan as provided above or with dividends on NU common shares formerly held in the TRAESOP/PAYSOP or held in the ESOP trust.

Contributions - Under the Plan, participants may contribute up to 25 percent of annual pre-tax compensation, as defined in the Plan document.  In addition, a participant may elect to make after-tax contributions to the Plan which, when combined with pre-tax contributions, may not exceed 25 percent of base pay.  Pre-tax and after-tax contributions are subject to certain limitations.  The pre-tax and after-tax contributions are invested by the Trustee, as directed by each participant, in one or more investment funds, including the NU Common Shares Fund.  The Company matches 100 percent of the first 3 percent of a participant’s plan compensation contributed on a pre-tax basis for each bargaining and non-bargaining unit employee with at least six month’s service (two-thirds of Company matching contributions is in the form of allocated ESOP shares) while employees with less than six months of service receive no company match.  For 2005, the maximum pre-tax employee contribution is the lesser of $14,000 or 25 percent of a participant’s plan compensation.  For individuals who are age 50 or older during the 2005 calendar year who have made the maximum allowable contribution of $14,000, a catch-up contribution of an additional $4,000 could be made.  In addition, the Company may make discretionary contributions to the Plan.

Vesting - A participant is fully vested in his or her own contributions immediately upon making the contribution.  Effective April 1, 2000, participants are fully vested with respect to employer matching contributions.

Forfeitures - As of December 31, 2005 and 2004, investments in the fixed income option include $5,543 and $272,830, respectively, of forfeitures that may be used to offset future Company contributions to the Plan.  These forfeitures resulted from participants that left the Plan prior to the April 1, 2000 amendment.

Benefits - Following termination or retirement, the participant has several options:  participants may defer receipt of their monies up to the time they attain age 70 ½ if their account balance is greater than $1,000 (see Note 9); they can initiate a direct rollover of all or a portion of their account in the Plan to another qualified plan or individual retirement account; they can request a lump sum disbursement, or they can receive installment payments.  Participants may take partial distributions under certain circumstances.  In-service withdrawals and loans are permitted if certain criteria are met.

The Plan had no participant benefits payable as of December 31, 2005 or 2004.

Participant Accounts - Individual accounts are maintained for each of the Plan participants to reflect each participant’s share of the Company’s contribution, the participant’s contribution and the Plan’s income.  Allocations of income are determined at the employee account level.

Participant Loans - Subject to certain limitations, participants may apply for loans from their non-ESOP account balances.  Interest on the loan is set at the prime rate plus 1 percent at the time of borrowing, and the loans are secured by the balance in the participant’s account.  Loans are to be repaid within one to five years (for a general loan) or up to 15 years (for a primary residence loan).

Voluntary Compliance Resolution – In August of 2004, the Company filed an application for a compliance statement from the Internal Revenue Service ("IRS") under the Voluntary Compliance Resolution program ("VCR").  A compliance statement was sought with respect to the following two operational failures:

•

In March of 2000, the Company acquired Yankee Energy System ("Yankee") and the Yankee 401(k) Plan was merged into the Plan.  Following the merger of the two plans, in 2000, the Company received checks totaling $407,911 that appeared to be related to the merged Yankee plan but for which the Company was unable to obtain clarification.  In December of 2001, the $407,911 was included in the Plan’s forfeiture account.  As of December 31, 2005, investments in the fixed income option included $418,248 that is being used to offset future Yankee contributions to the Plan.

•

Under the Plan, participants may invest their non-ESOP accounts in NU common shares.  In 2000, the Company entered into a settlement agreement pursuant to a class action lawsuit involving its common shares.  In 2002, the Plan received payments totaling $161,650, which represented its share of the settlement agreement.  Because the information for the period at issue was unavailable, the amount was included in the Plan’s forfeiture account and invested in the Plan’s fixed income investment option.  This amount will be allocated based on the number of shares in participants’ accounts during the period at issue.

By letter dated August 15, 2005, the Company was informed by the IRS that their application for a compliance statement was accepted for the above two items, and the Plan will not be subject to disqualification as a result of these items.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.  Certain reclassifications of prior period data included in the accompanying financial statements have been made to conform with the current years' presentation.  The following is a summary of the significant accounting policies used:

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand and short-term cash investments that are highly liquid in nature and have original maturities of three months or less.

Plan Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

Investments - The investments in NU Common Shares Fund and the self directed Brokerage Link account are carried at fair value based on the closing price on the New York Stock Exchange.  Investments in the NU Common Shares Fund are stated at estimated fair values, which have been determined based on unit values.  Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.  The unit values of the NU Common Shares Fund were $31.18 and $29.84 on December 31, 2005 and 2004, respectively.  The fair value of shares held in each of the following investments is based on the closing price at December 31, 2005 and 2004:

1.

Fidelity Growth Company Fund

2.

Fidelity Growth and Income Fund

3.

Fidelity Magellan Fund

4.

Fidelity Spartan U.S. Equity Index Fund

5.

Fidelity Low-Priced Stock Fund

6.

Fidelity Mid-Cap Stock Fund

7.

Fidelity Freedom Income Fund

8.

Fidelity Freedom 2000 Fund

9.

Fidelity Freedom 2010 Fund

10.

Fidelity Freedom 2020 Fund

11.

Fidelity Freedom 2030 Fund

12.

Fidelity Freedom 2040 Fund

13.

Frank Russell Global Balanced Fund

14.

Frank Russell Small Cap Fund

15.

Morgan Stanley International Equity Fund

16.

Morgan Stanley Emerging Markets Portfolio

17.

Lord Abbett Developing Growth Fund

18.

Lord Abbett High Yield Fund

19.

Lord Abbett Mid-Cap Value Fund

20.

Hartford Dividend and Growth HLS Fund

The contract with State Street Bank and Trust Company is valued at contract value, as described below under Fair Value of Financial Instruments.

The accompanying statements of changes in net assets available for benefits present the net appreciation or depreciation in the fair value of investments, which consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments.  Dividend income is recorded on the ex-dividend date and interest income is recorded as earned.  Purchases and sales of securities are recorded as of the trade date.

The Plan invests in various securities including mutual funds, United States government securities, corporate debt instruments, and corporate stocks, including NU common shares.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Fair Value of Financial Instruments - The fair value of the notes payable at December 31, 2005 and 2004 was $51.4 million and $65.1 million, respectively.  Effective April 30, 1996, the Plan replaced the group annuity contracts which had constituted the fixed income fund with a managed synthetic investment contract, or "wrapper" contract.  This contract (issued by Aetna Life Insurance Company; contract MCA-14593 in 1996 and transferred on April 1, 2002 to State Street Bank and Trust Company; contract 102014) is comprised of a mixture of government and non-government bonds, managed to the Lehman Brothers Aggregate Bond Index, that are placed in a trust (with ownership by the Plan), rather than a separate account of the issuer.  The wrapper is fully benefit responsive and provides that participants can, and must, execute plan transactions at contract value, and insures the underlying assets at contract value.  The fair value of the underlying assets at December 31, 2005 and 2004 were $397,194,666 and $373,242,248, respectively.  There are no reserves against contract value for credit risk of the contract issuance or otherwise.  These assets are managed by PIMCO and Fidelity Investment Management Company and together with the wrapper had a contract value of $384,113,660 and $350,109,653, respectively.  The fixed income fund produced an average yield of 5.50 percent and 5.63 percent for the years ended December 31, 2005 and 2004, respectively.  The crediting interest rate of the fixed income fund was 5.50 percent at both December 31, 2005 and 2004.  The crediting interest rate of the fixed income fund is determined semi-annually by State Street Bank and Trust Company based on current market yields at the time the rate is determined, adjusted for previous gains or losses of the fund.

3.

INVESTMENTS

The fair value of individual investments, with the exception of the State Street Bank and Trust Company contract which is recognized at contract value, representing 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004, were as follows:

	2005	2004

Northeast Utilities Common Shares (Including the NU	$ 181,256,310	$ 184,667,834
Common Shares Fund)
State Street Bank and Trust Company Contract; 102014	384,113,660	350,109,653
Fidelity Growth Company Fund	128,318,054	126,528,640
Fidelity Growth and Income Fund	115,802,831	121,357,713
Fidelity Magellan Fund	78,248,948	82,127,564
Fidelity Spartan U.S. Equity Index Fund	53,378,755	54,001,798

During 2005, the Plan’s investments appreciated in fair value as follows:

	Net Appreciation
	in Fair Value	Fair Value at
	During Year	End of Year

Year ended December 31, 2005 fair value as
determined by quoted market value:
Fixed income	$ -	$ 384,113,660
Common shares (including the NU Common Shares Fund)	8,047,290	181,256,310
Brokerage Link	109,609	5,367,755
Mutual funds	10,789,077	504,423,243
Loans receivable	-	10,206,286
Cash and cash equivalents	-	1,112,105
	$ 18,945,976	$ 1,086,479,359

Included in $5.4 million fair value of the Brokerage Link investment above are $1.4 million of mutual fund investments, $3.9 million of common share investments and $0.1 million of other investments at December 31, 2005.

During 2004, the Plan’s investments appreciated/(depreciated) in fair value as follows:

	Net Appreciation/
	(Depreciation)
	in Fair Value	Fair Value at
	During Year	End of Year

Year ended December 31, 2004 fair value as
determined by quoted market value:
Fixed income	$ -	$ 350,109,653
Common shares (including the NU Common Shares Fund)	(14,393,103)	184,667,834
Brokerage Link	385,159	4,220,977
Mutual funds	39,297,147	480,427,181
Loans receivable	-	10,115,807
Cash and cash equivalents	-	636,783
	$ 25,289,203	$ 1,030,178,235

Included in $4.2 million fair value of the Brokerage Link investment above are $1 million of mutual fund investments and $3.2 million of common share investments at December 31, 2004.

4.

TERMINATION PROVISION

Although the Company intends to continue the Plan and its contributions to the trust indefinitely, NUSCO may terminate the Plan and each other participating company may terminate its participation in the Plan for any reason, in whole or in part, by action of its Board of Directors.  On January 1, 2006, the Plan was amended and restated for several items (see Note 9).

5.

ADMINISTRATIVE EXPENSES

The Company pays for all expenses incurred by the administration of the Plan with the exception of:

•

Loan initiation fees and fees associated with the Brokerage Link investment option.  These fees are paid by the participants.

•

All investment-related expenses of the Plan, and any other expenses of the Trustee necessitated by the terms of any particular investment option, and commissions paid with respect to the purchase or sale of common shares for the Plan.  These expenses are paid by the Plan.

For the years ended December 31, 2005 and 2004, the Company paid $76,759 and $72,274 of administrative expenses on behalf of the Plan.

6.

TAX STATUS

The IRS has determined and informed the Company by a letter dated October 7, 2003 that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has since been amended.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.

NOTES PAYABLE

The Plan borrowed $175 million and $75 million from NU on December 3, 1991 and March 26, 1992, respectively, pursuant to separate note agreements.  The notes accrue interest at a rate per annum of 8.58 percent and 8.38 percent, respectively, on the outstanding principal amounts.  The Plan used the proceeds from the notes to purchase approximately 10.8 million NU common shares (ESOP I and ESOP II shares) for an ESOP trust under the Plan.  The notes have maturity dates of December 1, 2011 and March 1, 2012, respectively.  The Plan makes principal and interest payments on the ESOP notes at the same rate that ESOP shares are allocated to employees.  Total principal payments made from the Plan amounted to $12 million and $13.4 million in 2005 and 2004, respectively.

ESOP I and ESOP II shares acquired were pledged and granted to NU as collateral; shares are released from the pledge as they are allocated to Plan participants’ accounts.  For the years ended December 31, 2005 and 2004, total ESOP I shares allocated were 413,121 and 397,535, respectively.  For the years ended December 31, 2005 and 2004, total ESOP II shares allocated were 177,052 and 170,372, respectively.

8.

EXEMPT PARTY-IN-INTEREST

For the years ended December 31, 2005 and 2004, the Plan had investments in 9,230,457 and 9,816,963 common shares of NU (including the NU Common Shares Fund), respectively, with a cost basis of $186.1 million and $198.8 million, respectively.  During the years ended December 31, 2005 and 2004, the Plan recorded dividend income of $6.4 million and $6.2 million, respectively.

Certain Plan investments are shares of mutual funds managed by the Trustee, therefore, these transactions qualify as exempt party-in-interest transactions.  Fees paid by the Plan for the investment management services amounted to $28,288 and $27,360 for the years ended December 31, 2005 and 2004, respectively.

The Plan made interest payments to NU on the ESOP I note totaling $3.2 million and $3.9 million for the years ended December 31, 2005 and 2004, respectively.  Interest payments to NU on the ESOP II note totaled $1.1 million and $1.4 million for the years ended December 31, 2005 and 2004, respectively.

9.

PLAN AMENDMENTS

Effective on January 1, 2006, the Plan was amended and restated for the following items:

•

An enhanced defined contribution feature (called K-Vantage) that provides non-bargaining unit employees newly hired after December 31, 2005, an age and service related Company contribution was added to the Plan based on the following schedule:

Sum of Age and Service Years

Company Contribution

Less than 40 years

2.5% of Plan compensation

40 years or more but less than 60 years

4.5% of Plan compensation

60 years or more

6.5% of Plan compensation

Company contributions are vested after five years of Plan service.  Upon termination of the Plan, as amended, or upon the complete discontinuance of contributions under the Plan, all affected participants will become vested in the employer contributions to their accrued balances in their accounts.  Beginning in 2007, other employees in the Plan (other than those newly hired, non-bargaining unit employees and defined other participants) may choose to participate in K-Vantage instead of choosing to continue participation in the Northeast Utilities Service Company Retirement Plan.

•

An automatic enrollment feature for non-bargaining unit employees hired after December 31, 2005 was added to the Plan.

•

Plan was amended to allow terminated employees to defer the distribution of their Plan account as long as the Plan account value is $1,000 or greater.

•

Plan was amended to grant former employees the right to roll qualified funds into the Plan.

Effective on April 1, 2006, the Plan was amended to allow non-bargaining employees to make contributions on an after-tax basis under the rules that apply to Roth 401(k) contributions.

Effective on January 1, 2005, the Plan was amended to restate the definition of "Employee" under the Plan to state that "Non-Benefits Employees" are excluded from Plan participation.  A definition of "Non-Benefits Employee" was added to the Plan.

10.

LEGAL MATTERS

On September 9, 2004, two former employees of a vendor to the Company commenced a putative class action lawsuit in federal court on behalf of themselves and certain other similarly situated vendors.  The plaintiffs alleged that, although they were employees of a vendor to the Company, they were entitled to be treated as common law employees and, thus, sought participation in the Company's benefits plans, retroactive to 1990.  The action was withdrawn pursuant to a tolling agreement, dated March 1, 2005 but, following exhaustion of administrative remedies under the Plan claim procedures, was refiled on August 26, 2005.  The Company is actively defending  the complaint, but at this time cannot predict the outcome of this lawsuit or the impact on the Company or its benefit plans.

******

Schedule I
EIN: 06-0810627
Plan No. 005

NORTHEAST UTILITIES SERVICE COMPANY 401K PLAN

SCHEDULE H: LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

(a)	(b)	(c) Description of Investment	(d)	(e)
	Identity of Issuer,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest		Current
	Similar Party	Collateral, Par or Maturity Value	Cost	Value

*	Northeast Utilities	NU Common Shares (Including the NU Common Shares Fund), $5 par value	$ 186,075,145	$ 181,256,310
	State Street	Contract; 102014	384,113,660	384,113,660
*	Fidelity	Growth Company Fund	111,637,569	128,318,054
*	Fidelity	Growth and Income Fund	116,352,848	115,802,831
*	Fidelity	Magellan Fund	72,775,644	78,248,948
*	Fidelity	Spartan U.S. Equity Index Fund	43,779,804	53,378,755
*	Fidelity	Low-Priced Stock Fund	17,261,040	20,190,946
*	Fidelity	Mid-Cap Stock Fund	6,978,288	8,172,745
*	Fidelity	Freedom Income Fund	907,794	928,563
*	Fidelity	Freedom 2000 Fund	749,035	773,813
*	Fidelity	Freedom 2010 Fund	3,853,225	4,151,388
*	Fidelity	Freedom 2020 Fund	5,055,335	5,746,225
*	Fidelity	Freedom 2030 Fund	1,726,636	2,004,217
*	Fidelity	Freedom 2040 Fund	1,134,921	1,255,799
*	Plan Participants	Brokerage Link	5,367,755	5,367,755
	Frank Russell	Global Balanced Fund	11,990,911	15,411,654
	Frank Russell	Small Cap Fund	2,962,625	3,553,831
	Morgan Stanley	International Equity Fund	26,133,410	27,923,614
	Morgan Stanley	Emerging Markets Portfolio	8,140,279	10,299,409
	Lord Abbett	Developing Growth Fund	3,904,678	4,527,189
	Lord Abbett	High Yield Fund	3,593,079	3,528,572
	Lord Abbett	Mid-Cap Value Fund	14,811,051	15,546,258
	Hartford	Dividend and Growth HLS Fund	4,434,023	4,660,432
*	Plan Participants	Loans to Participants **	10,206,286	10,206,286
*	Northeast Utilities	Cash and cash equivalents	1,112,105	1,112,105

			$ 1,045,057,146	$ 1,086,479,359

* Indicates party-in-interest.
** The participant loans have interest rates ranging from 5.00 percent to 10.50 percent with maturity dates ranging from January 1, 2006 to September 28, 2020.